UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)

Brookfield Property Partners L.P.

(Name of Issuer)

Limited Partnership Units

(Title of Class of Securities)

G16249107

(CUSIP Number)

Justin B. Beber

Brookfield Asset Management Inc.

Brookfield Place, Suite 300

181 Bay Street, P.O. Box 762

Toronto, Ontario M5J 2T3

Tel: (416) 956-5182

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 516,976,570*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 516,976,570*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 516,976,570*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 61.5%**

14	Type of Reporting Person CO

*                 This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CANADA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 520,590,016*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 520,590,016*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 520,590,016*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 62.0%**

14	Type of Reporting Person CO

*                 This amount includes 432,649,105 redemption-exchange units of Brookfield Property L.P. and 3,036,315 shares of Class A Stock of Brookfield Property REIT Inc. See Item 5.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

CUSIP No. G16249107	SCHEDULE 13D

1	Names of Reporting Persons PARTNERS VALUE INVESTMENTS LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,613,446

	8	Shared Voting Power 0

	9	Sole Dispositive Power 3,613,446

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,613,446

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.9%**

14	Type of Reporting Person PN

**   Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD US CORPORATION

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 26,100,760*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 26,100,760*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 26,100,760*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 6.0%**

14	Type of Reporting Person CO

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,702,050*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,702,050*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,702,050*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.6%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS GROUP (US) HOLDINGS INC.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 7,331,926*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 7,331,926*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 7,331,926*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.8%**

14	Type of Reporting Person CO

*                 This amount includes 1,906,781 redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD PROPERTY GROUP HOLDINGS SARL

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization LUXEMBOURG

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 69,250,545*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 69,250,545*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,250,545*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 16.0%**

14	Type of Reporting Person OO

*                 This amount includes 25,032,269 redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS I L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 60,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 60,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.8%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS II L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 15,781,724*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 15,781,724*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,781,724*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.7%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS III L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 51,419,088*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 51,419,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 51,419,088*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 11.2%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS IV L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 60,319,088*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 60,319,088*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 60,319,088*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 12.9%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG HOLDINGS ALBERTA L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 50,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 50,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.9%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG INVESTMENT HOLDINGS L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 8,387,345*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 8,387,345*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,387,345*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.0%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPG FINANCE INVESTOR L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 71,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 71,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 71,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 14.8%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPGUSH L.P. (ONTARIO)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 9,000,000*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 9,000,000*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,000,000*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.2%**

14	Type of Reporting Person PN

*                 Represents redemption-exchange units of Brookfield Property L.P.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPY (2013) CORP.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 720,064

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 720,064

11	Aggregate Amount Beneficially Owned by Each Reporting Person 720,064

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%*

14	Type of Reporting Person CO

*                 Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds N/A

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ENGLAND

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 75,000

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 75,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.02%*

14	Type of Reporting Person PN

*                 Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons BPGH Sub Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 30,852,665

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 30,852,665

11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,852,665

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 7.6%*

14	Type of Reporting Person CO

*                 Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

SCHEDULE 13D

CUSIP No. G16249107

1	Names of Reporting Persons Brookfield Special Opportunities Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,036,315*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,036,315*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,036,315*

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.7%**

14	Type of Reporting Person CO

*                 Represents Class A Stock of Brookfield Property REIT Inc.

**          Based on a total of 407,432,729 limited partnership units of the Issuer issued and outstanding as of October 31, 2018.

EXPLANATORY NOTE

This Amendment No. 9 to Schedule 13D (this “Amendment No. 9”) is being filed to report open market purchases by one of the Reporting Persons, BPGH Sub Inc. (“BPGH Sub”), of Limited Partnership Units (the “Units”) of Brookfield Property Partners LP (“BPY”) as set forth in Item 5(c).

Information reported in the original Schedule 13D, as amended, remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 9. This Amendment No. 9 also reflects certain inter-company transactions among the Reporting Persons.

2.                       Identity and Background.

Item 2 of Schedule 13D is hereby amended and supplemented as follows:

Schedules I, II, III, IV, V, VI, VII, VIII, IX, X, XI and XII hereto set forth a list of all the directors and executive officers, and their respective principal occupations, addresses, and citizenships, of Brookfield Asset Management Inc. (“BAM”), Partners Limited (“Partners”), PVI Management Inc., Brookfield US Corporation (“BUSC”), BPY GP Inc., BPG Holdings Group (US) Holdings Inc. (“BPGHG(US)”), Brookfield Property Group Holdings S.a.r.l. (“SARL”), BPG Holdings Group (US) GP Inc., BPY (2013) Corp. (“BPY (2013)”), Brookfield Global Property Advisor Limited (“BG PAL”), BPGH Sub and Brookfield Special Opportunities Inc. (“BSOI”), respectively.

3.                       Source and Amendment of Funds or Other Consideration.

Item 3 of this Schedule 13D is hereby supplemented to include the information set forth in Item 4 below.

4.                       Purpose of the Transaction.

Item 4 of this Schedule 13D is hereby supplemented as follows:

In various open market purchases between October 10, 2018 and November 19, 2018, BPGH Sub acquired an aggregate of 4,013,722 Units for aggregate consideration of US$76,692,318.32. Details of these purchases is set forth in Item 5(c). The source of funds used by BPGH Sub to purchase these additional Units was working capital of BPGH Sub.

BPGH Sub may make additional open market purchases of Units in the near term consistent with the purchases reported in this Amendment No. 9. The quantities, prices and future dates of these additional open market purchases are not presently known and none of the Reporting Persons has made any firm commitments to make any such purchases as of the date hereof.

5.                       Interest in Securities of the Issuer.

Items 5(a)-(b) are hereby amended and restated in their entirety as follows:

(a)-(b) As of the date hereof, Partners Value Investments LP (“PVI LP”) may be deemed to be the beneficial owner of 3,613,446 Units and such Units represent 0.9% of the issued and outstanding Units. BAM may be deemed to be the beneficial owner of 81,291,150 Units and Partners may be deemed to be the beneficial owner of 84,904,596 Units (including the Units beneficially owned by BAM and PVI LP), and such Units constitute approximately 20.0% and 20.8%, respectively, of the issued and outstanding Units. The Units deemed to be beneficially owned by BAM include 44,218,276 Units beneficially owned by SARL, 5,425,145 Units beneficially owned by BPGHG(US), 720,064 Units beneficially owned by BPY (2013), 75,000 Units beneficially owned by BG PAL, and 30,852,665 Units beneficially owned by BPGH Sub.

BAM also holds, through BSOI, 3,036,315 shares of Brookfield Property REIT Inc. (“BPR”) Class A Stock. Holders of BPR Class A Stock have the right to exchange each share of BPR Class A Stock for one Unit, or the cash equivalent of one Unit, at the election of BPY.  The BPR Class A Stock owned by BSOI represent approximately 0.7% of the Units assuming that all of the shares of BPR Class A Stock held by BSOI were exchanged for Units in accordance with the terms of the BPR certificate of incorporation.

In addition, BAM holds, through BUSC, BPY I L.P., BPGHG(US), SARL, BPG Holdings I L.P., BPG Holdings II L.P., BPG Holdings III L.P., BPG Holdings IV L.P., BPG Holdings Alberta L.P., BPG Investment Holdings L.P., BPG Finance Investor L.P. and BPGUSH L.P. (Ontario), an aggregate of 432,649,105 redemption-exchange units of Brookfield Property L.P. (“Property LP”). Such redemption-exchange units held indirectly by BAM represent 100% of the redemption-exchange units of

Property LP and approximately 51.5% of the Units assuming that all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism.

Assuming that (i) all of the redemption-exchange units of Property LP were exchanged for Units pursuant to the redemption-exchange mechanism, and (ii) all of the shares of BPR Class A Stock held by BSOI were exchanged for Units in accordance with the terms of the BPR certificate of incorporation, as of the date hereof, BAM may be deemed to be the beneficial owner of 516,976,570 Units and Partners may be deemed to be the beneficial owner of 520,590,016 Units, and such Units would constitute approximately 61.5% and 62.0%, respectively, of the issued and outstanding Units.

PVI LP may be deemed to have the sole power to vote or direct the Units beneficially owned by it. The Units deemed to be beneficially owned by Partners include the Units deemed to be beneficially owned by BAM and PVI LP. Partners may be deemed to have shared power with BAM and PVI LP to vote or direct the vote of the Units beneficially owned by it or to dispose of such Units.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Reporting Person	Units Acquired	Price Per Share (US)(1)		Description of Transaction(3)
October 10, 2018	BPGH Sub Inc.	809,790	$20.2819		Open Market Purchase
November 5, 2018	BPGH Sub Inc.	78,562	$18.7096		Open Market Purchase
November 6, 2018	BPGH Sub Inc.	159,182	$18.7424		Open Market Purchase
November 7, 2018	BPGH Sub Inc.	149,360	$18.9025		Open Market Purchase
November 8, 2018	BPGH Sub Inc.	244,301	$19.1135		Open Market Purchase
November 9, 2018	BPGH Sub Inc.	260,000	$19.2148		Open Market Purchase
November 12, 2018	BPGH Sub Inc.	202,802	$19.2967		Open Market Purchase
November 13, 2018	BPGH Sub Inc.	250,000	$19.2312		Open Market Purchase
November 14, 2018	BPGH Sub Inc.	260,000	$18.8352		Open Market Purchase

November 15, 2018	BPGH Sub Inc.	1,000,000	$18.6572	(2)	Open Market Purchase
November 15, 2018	BPGH Sub Inc.	107,886	$18.6160		Open Market Purchase
November 16, 2018	BPGH Sub Inc.	260,000	$18.4217		Open Market Purchase
November 19, 2018	BPGH Sub Inc.	231,839	$18.3434		Open Market Purchase

(1) Excluding commissions.

(2) Based on the average daily rate of exchange as reported by the Bank of Canada on November 15, 2018 of C$1.00 = US$0.7575.

(3) All transactions were effected in the open market on either the Nasdaq Global Market or the Toronto Stock Exchange.

SIGNATURE

After reasonable inquiry and to the best of each undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 21, 2018

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ Justin B. Beber
	Name:	Justin B. Beber
	Title:	Chief Legal Officer and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Brian Lawson
	Name:	Brian Lawson
	Title:	President

PARTNERS VALUE INVESTMENTS LP, by its general partner, PVI MANAGEMENT INC.

By:	/s/ Adil Mawani
	Name:	Adil Mawani
	Title:	Director of Finance

BROOKFIELD US CORPORATION

By:	/s/ Josh Zinn
	Name:	Josh Zinn
	Title:	Vice President

BPY I L.P., by its general partner, BPY GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS GROUP (US) HOLDINGS INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD PROPERTY GROUP HOLDINGS S.A.R.L.

By:	/s/ Luc Leroi
	Name:	Luc Leroi
	Title:	Manager

By:	/s/ Damien Warde
	Name:	Damien Warde
	Title:	Manager

BPG HOLDINGS I L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS II L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS III L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS IV L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG HOLDINGS ALBERTA L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG INVESTMENT HOLDINGS L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPG FINANCE INVESTOR L.P., by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPGUSH L.P. (ONTARIO), by its general partner, BPG HOLDINGS GROUP (US) GP INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BPY (2013) CORP.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

By:	/s/ Philippa Elder
	Name:	Philippa Elder
	Title:	Director and Secretary

BPGH SUB INC.

By:	/s/ Christopher Wong
	Name:	Christopher Wong
	Title:	Vice President

BROOKFIELD SPECIAL OPPORTUNITIES INC.

By:	/s/ Josh Zinn
	Name:	Josh Zinn
	Title:	Vice President

SCHEDULE I

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	GE Canada 2300 Meadowvale Road, Mississauga, Ontario, L5N 5P9, Canada	President and Chief Executive Officer of GE Canada	U.S.A. and Canada
Jeffrey M. Blidner, Vice Chairman and Director	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice Chairman of BAM	Canada
Angela F. Braly, Director	The Braly Group LLC 832 Alverna Drive, Indianapolis, Indiana 46260 U.S.A.	President & Founder, The Braly Group, LLC	U.S.A.
Jack L. Cockwell, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
Marcel R. Coutu, Director	c/o Suite 1700, 335 — 8th Ave. S.W., Calgary, Alberta T2P 1C9 Canada	Corporate Director	Canada
Maureen Kempston Drakes, Director	10 Avoca Avenue, Unit 1904, Toronto, Ontario M4T 2B7, Canada	Corporate Director of BAM and former President, Latin America, Africa and Middle East of General Motors Corporation	Canada
Murilo Ferreira, Director	Rua General Venãncio Flores, 50 Cob 01, Leblon Rio de Janeiro	Former CEO of Vale SA	Brazil
J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner and Chief Executive Officer of BAM	Canada
Robert J. Harding, Director	c/o 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of BAM	Canada

Brian W. Kingston, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY 10281- 1023 U.S.A.	Senior Managing Partner of BAM	Canada
Brian D. Lawson, Director, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner an Chief Financial Officer of BAM	Canada
Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner of BAM	Canada
Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of BAM and Deputy Chair of TD Bank Group	Canada
Rafael Miranda, Director	C/Principe de Viana 9 28023 Madrid, Spain	Former CEO of Endesa, S.A., Chairman of Acerinox, S.A.	Spain
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of BAM and former Chairman and CEO of	Lebanon and U.S.A.

HSBC Middle East Ltd. and former President of HSBC Bank Brazil
Lord Augustine Thomas O’Donnell, Director	Frontier Economics 71 High Holborn, London U.K. WC1V 6DA	Chairman of Frontier Economics	United Kingdom
Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner of BAM	Canada
Ngee Huat Seek, Director	501 Orchard Road, #08 — 01 Wheelock Place, Singapore 238880	Chairman, Global Logistic Properties	Singapore
Diana L. Taylor, Director	Solera Capital L.L.C. 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A. and Canada
Justin Beber, Chief Legal Officer and Corporate Secretary	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner, Chief Legal Officer and Corporate Secretary of BAM	Canada

SCHEDULE II

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada
David W. Kerr, Director	Halmont Properties Corporation 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corporation	Canada
Brian D. Lawson, Director, President and Treasurer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada
Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Loretta Corso, Secretary	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of Brookfield	Canada

SCHEDULE III

PVI MANAGEMENT INC., as General Partner of

PARTNERS VALUE INVESTMENTS LP

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
John P. Barratt, Director	c/o Suite 200, #10 — 2130 Dickson Road, Mississauga, Ontario L5B 1Y6	Corporate Director	Canada
Edward C. Kress, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1	Corporate Director	Canada
Brian D. Lawson, Director, President and Treasurer	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of BAM	Canada
Frank N.C. Lochan, Chairman	15 Ennisclare Dr. E., Oakville, Ontario L6J 4N3	Corporate Director	Canada
Adil Mawani, Director of Finance	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Director, Finance, Partners Value Investments LP	Canada
Ralph J. Zarboni, Director	Rossiter Ventures Corporation 7357 Woodbine Ave., Suite 412 Markham, Ontario L3R 6L3	Chairman and Chief Executive Officer of EM Group Inc. and EM Plastic & Electric Products Limited	Canada
Loretta Corso, Secretary	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator of Brookfield	Canada

SCHEDULE IV

BROOKFIELD US CORPORATION

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Vice-Chairman of BAM	U.S.A.
Rami El Jurdi, Director, Secretary	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance, BAM	Canada
Jordan Kolar, Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Director, BAM	U.S.A.
Aleks Novakovic, Director, Vice President	181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Managing Partner of BAM	Canada
Mark Srulowitz, President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner of BAM	U.S.A.
Josh Zinn, Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, BAM	Australia

SCHEDULE V

BPY GP INC., as General Partner of

BPY I L.P.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Director, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE VI

BPG HOLDINGS GROUP (US) HOLDINGS INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Director, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE VII

BROOKFIELD PROPERTY GROUP HOLDINGS S.A.R.L.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Simon Maire, Manager	Vertigo Naos Building 6, Rue Eugène Ruppert L-2453, Luxembourg	Business Unit Director	Belgium
Luc Leroi, Manager	13A, rue de Clairefontaine, L-8460 Eischen, Luxembourg	Independent Director	Belgium
Patrick Damien Warde, Manager	71-B, route du Vin, L-6841 Machtum, Luxembourg	Independent Director	Ireland

SCHEDULE VIII

BPG HOLDINGS GROUP (US) GP INC., as General Partner of

each of the BPG Holdings LPs

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Director, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE IX

BPY (2013) CORP.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Director, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE X

BROOKFIELD GLOBAL PROPERTY ADVISOR LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
J. Bruce Flatt, Director, President and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Senior Managing Partner and Chief Executive Officer of BAM	Canada
Philippa Elder, Director and Secretary	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Lawyer	United Kingdom
Ralf Niklas Rank, Director and Chief Investment Officer	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Chief Investment Officer	Canada and Germany
Connor David Teskey, Director	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Senior Vice President of Brookfield Europe	Canada
Brian W. Kingston, Vice President	250 Vesey Street, 15th Floor, New York, NY 10281- 1023 U.S.A.	Senior Managing Partner of BAM	Canada

SCHEDULE XI

BPGH SUB INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Ashley Lawrence, Director and President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Managing Director, Regional Head of Canada	Canada
Christopher Wong, Director and Vice President	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Director, Finance	Canada
Brett Fox, Director and Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner	U.S.A.

SCHEDULE XII

BROOKFIELD SPECIAL OPPORTUNITIES INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jordan Kolar, Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Director, BAM	U.S.A.
Rami El Jurdi, Director, Secretary	Brookfield Place 181 Bay Street, Suite 300 Toronto, ON M5J 2T3	Vice President, Finance, BAM	Canada
Josh Zinn, Director, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Senior Vice President, BAM	Australia
Connor David Teskey, Director	99 Bishopsgate, Second Floor London, EC2M 3XD, U.K.	Senior Vice President of Brookfield Europe	Canada
Mark Srulowitz, President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY, 10281-1023	Managing Partner of BAM	U.S.A.